FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO ANY JURISDICTION INTO WHICH SUCH DISTRIBUTION WOULD BE UNLAWFUL. THIS NOTICE IS FOR INFORMATION ONLY AND IS NOT AN OFFER TO PURCHASE OR SELL SECURITIES. THE CASH OFFERS DISCUSSED BELOW ARE BEING MADE SOLELY PURSUANT TO THE OFFER TO PURCHASE.

HSBC HOLDINGS PLC ANNOUNCES PRICING TERMS OF ITS CASH OFFERS FOR SUBORDINATED NOTES

On 2 August 2022, HSBC Holdings plc (the 'Company,' 'we' or 'us') launched three separate offers to purchase for cash up to a total of U.S.$70,000,000 aggregate principal amount (the 'Maximum Amount') of outstanding notes listed in the table below. We refer to the outstanding notes listed in the table below collectively as the 'Notes' and separately as a 'series' of Notes. We refer to each offer to purchase a series of Notes as a 'Cash Offer', and collectively as the 'Cash Offers.'

The Cash Offers are made upon the terms and are subject to the conditions set forth in the Offer to Purchase dated 2 August 2022, as amended on 30 August 2022 (the 'Offer to Purchase') relating to the Notes and the related certification instruction letter (together with the Offer to Purchase, the 'Offer Documents'). The Offer Documents are available at the following link: https://www.gbsc-usa.com/hsbc/.

The following are ineligible to participate in these Cash Offers (each, an 'Ineligible Holder'):

●     A 'qualified institutional buyer' within the meaning of Rule 144A under the Securities Act of 1933, as amended (the 'Securities Act').

●     A holder of an aggregate principal amount of $200,000 or more in the relevant series of the Notes.

All other holders of Notes are eligible to participate in the Cash Offers (such other holders, the 'Cash Offer Qualified Holders'). Holders participating in the Cash Offers are required to certify that they are Cash Offer Qualified Holders.

The Company today announces that on the terms and subject to the conditions in the Offer to Purchase, set forth in the table below is the 'Consideration' for each series of Notes, as calculated at 11:00 am (New York City time) on the date hereof (the 'Price Determination Date') in accordance with the Offer to Purchase. References to '$' are to U.S. dollars.

Title of Notes	CUSIP	Maturity Date	Principal Amount Outstanding	Reference Security	Reference Yield	Fixed Spread	Consideration per $1,000 principal amount
7.35% Subordinated Notes Due 2032	404280AE9	November 27, 2032	$222,042,000	US Treasury 2.875% due May 15, 2032 (US91282CEP23)	3.447%	+220 basis points ('bps')	$1,130.54
7.625% Subordinated Notes Due 2032	404280AF6	May 17, 2032	$483,613,000		3.447%	+220 bps	$1,145.72
7.625% Subordinated Notes Due 2032	Rule 144A Notes: 404280AD1 Reg S Notes: G4634UAV4	May 17, 2032	$4,300,000		3.447%	+220 bps	$1,145.72

In addition to the Consideration, holders whose Notes of a given series are accepted for purchase will also be paid a cash amount equal to accrued and unpaid interest on such Notes from, and including, the last interest payment date for such Notes to, but not including, the Settlement Date, rounded to the nearest cent (such amount in respect of a series of Notes, 'Accrued Interest'). Accrued Interest will be payable on the Settlement Date. For the avoidance of doubt, interest will cease to accrue on the Settlement Date for all Notes accepted in the Cash Offers. Under no circumstances will any interest be payable to holders because of any delay on the part of Global Bondholder Services Corporation, as depositary, The Depository Trust Company ('DTC') or any other party in the transmission of funds to holders.

Each Cash Offer will expire at 11:59 pm (New York City time) today, unless extended or earlier terminated by the Company in its sole discretion (such date and time with respect to a Cash Offer, as the same may be extended, the 'Expiration Time'). Notes tendered for purchase may be validly withdrawn at any time at or prior to 11:59 pm (New York City time) today (such date and time with respect to a Cash Offer, as the same may be extended, the 'Withdrawal Date'), but not thereafter, unless the relevant Cash Offer is extended or earlier terminated by the Company in its sole discretion. The settlement date is expected to be the third business day after the Expiration Time, or 16 September 2022, unless extended or earlier terminated in respect of a Cash Offer by the Company in its sole discretion (such date with respect to a Cash Offer, as the same may be extended, the 'Settlement Date').

Upon the terms and subject to the conditions set forth in the Offer Documents, holders who validly tender Notes at or prior to the Expiration Time and whose Notes (i) have not been validly withdrawn at or prior to the Withdrawal Date and (ii) are accepted for purchase by us, will receive the Consideration specified in the table above for each $1,000 principal amount of such Notes, which will be payable in cash on the Settlement Date as described above.

If the Company terminates a Cash Offer, all Notes tendered pursuant to such Cash Offer will be returned promptly to the tendering holders thereof.

The Company reserves the right to (i) delay accepting any Notes, extend any Cash Offer, or, upon failure of a condition to be satisfied or waived prior to the Expiration Time for a Cash Offer, terminate such Cash Offer and not accept any Notes; and (ii) amend, modify or waive the terms of the Cash Offers in any respect, including waiver of any conditions to consummation of the Cash Offers, at any time or from time to time, in its sole discretion, subject to applicable law. If any of the conditions is not satisfied at the Expiration Time with respect to a Cash Offer, the Company may, in its sole discretion and without giving any notice, subject to applicable law, (a) terminate such Cash Offer, (b) extend such Cash Offer, on the same or amended terms, and thereby delay acceptance of any validly tendered Notes, or (c) continue to accept tenders.

Each Cash Offer is independent of the other Cash Offers, and we may terminate, modify or waive the conditions of any Cash Offer without terminating, modifying or waiving the conditions of any other Cash Offer.

Holders of Notes are advised to check with any bank, securities broker or other intermediary through which they hold Notes as to when such intermediary would need to receive instructions from a beneficial owner in order for that beneficial owner to be able to participate in, or withdraw their instruction to participate in, a Cash Offer before the deadline specified herein and in the Offer to Purchase. The deadlines set by any such intermediary and DTC for the submission and withdrawal of tender instructions will be earlier than the relevant deadline specified herein and in the Offer to Purchase.

Holders of Notes are advised to read carefully the Offer to Purchase for full details of and information on the procedures for participating in the Cash Offers.

Holders should consult their own tax, accounting, financial and legal advisers regarding the suitability to themselves of the tax, accounting, financial or legal consequences of participating in the Cash Offers.

HSBC Securities (USA) Inc. is serving as Dealer Manager in connection with the Cash Offers. For additional information regarding the terms of the Cash Offers, please contact: HSBC Securities (USA) Inc. at +1 (888) HSBC-4LM (toll-free) or +1 (212) 525-5552 (collect), Europe: +44 (0)20 7992 6237. Requests for the Offer to Purchase may be directed to Global Bondholder Services Corporation, which is acting as the Depositary and Information Agent for the Cash Offers, at (212) 430-3774 or (855) 654-2014 (toll-free) or contact@gbsc-usa.com.

This announcement is for informational purposes only and does not constitute an offer to purchase or sell, or a solicitation of an offer to purchase or sell, any security. No offer, solicitation or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Cash Offers are only being made pursuant to the Offer to Purchase. Holders of the Notes are urged to carefully read the Offer to Purchase before making any decision with respect to the Cash Offers.

United Kingdom. This announcement and any other documents or materials relating to the Cash Offers are not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, this announcement and such documents and/or materials are not being distributed to, and must not be passed on to, persons in the United Kingdom other than (i) to those persons who are within Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the 'Financial Promotion Order'), including existing members or creditors of the Company, or (ii) to any other persons to whom it may otherwise lawfully be made (all such persons together being referred to as 'Relevant Persons') and the transactions contemplated by the Offer to Purchase will be available only to, and engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act on or rely on this announcement or any of its contents.

Belgium. Neither this announcement nor any other documents or materials relating to the Cash Offers have been submitted to or will be notified to, and neither this announcement nor any other documents or materials relating to the Cash Offers have been or will be approved by, the Belgian Financial Services and Markets Authority ('Autoriteit voor Financiële Diensten en Markten/Autorité des Services et Marchés Financiers'). The Cash Offers may therefore not be made in Belgium by way of a public takeover bid (openbaar overnamebod/offre publique d'acquisition) as defined in Article 3 of the Belgian Law of 1 April 2007 on public takeover bids, as amended (the 'Belgian Takeover Law'), save in those circumstances where a private placement exemption is available.

The Cash Offers are conducted exclusively under applicable private placement exemptions. The Cash Offers may therefore not be advertised and the Cash Offers will not be extended, and neither this announcement nor any other documents or materials relating to the Cash Offers (including any memorandum, information circular, brochure or any similar documents) have been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than (i) to 'qualified investors' within the meaning of Article 2(e) of Regulation (EU) 2017/1129, as amended and (ii) in any circumstances set out in Article 6, §4 of the Belgian Takeover Law. The Offer to Purchase will be issued only for the personal use of the above-mentioned qualified investors and exclusively for the purpose of the Cash Offers. Accordingly, the information contained in the Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

Italy. None of the Cash Offers, this announcement or any other document or materials relating to the Cash Offers have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa ('CONSOB') pursuant to Italian laws and regulations. The Cash Offers are being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the 'Financial Services Act') and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are located in Italy can tender the Notes for purchase in the Cash Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Cash Offers.

Hong Kong. This announcement and any other documents or materials relating to the Cash Offers and/or the Notes is not being made in Hong Kong, by means of any document, other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) (the 'CWUMPO'), or (ii) to 'professional investors' as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) (the 'SFO') and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a 'prospectus' as defined in the CWUMPO.

No invitation, advertisement or document relating to the Cash Offers and/or the Notes has been or will be issued, or has been or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Cash Offers and/or the Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to 'professional investors' as defined in the SFO and any rules made thereunder.

Canada

Any offer or solicitation in Canada must be made through a dealer that is appropriately registered under the laws of the applicable province or territory of Canada, or pursuant to an exemption from that requirement.  Where the Dealer Manager or any affiliate thereof is a registered dealer or able to rely on an exemption from the requirement to be registered in such jurisdiction, the Cash Offers shall be deemed to be made by such Dealer Manager, or such affiliate, on behalf of the relevant company in that jurisdiction.

France. This announcement and any other offering material relating to the Cash Offers may not be distributed in the Republic of France except to qualified investors as defined in Article 2(e) of Regulation (EU) 2017/1129, as amended. Neither this announcement, nor any other such offering material has been or will be submitted for clearance to, nor approved by, the Autorité des Marchés Financiers.

Cautionary Statement Regarding Forward-Looking Statements

In this announcement the Company has made forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements may be identified by the use of terms such as 'believes', 'expects', 'estimate', 'may', 'intends', 'plan', 'will', 'should', 'potential', 'reasonably possible' or 'anticipates' or the negative thereof or similar expressions, or by discussions of strategy. We have based the forward-looking statements on current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, as described under 'Risk Factors' in the Offer to Purchase. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Investor enquiries to:
Greg Case
+44 20 7992 3825
investorrelations@hsbc.com

Media enquiries to:
Ankit Patel
+44 (0) 20 7991 9813
ankit.patel@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 63 countries and territories in our geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,985bn at 30 June 2022, HSBC is one of the world's largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 13 September 2022